UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                  Salant Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    793897109
               ---------------------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 19, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 2 OF 10 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,275,730
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,275,730
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,275,730
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 3 OF 10 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Galileo Fund, L.P.
     04-3258283
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        24,400
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     24,400
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,400
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 4 OF 10 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corp.
     98-0151108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,251,330
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,251,330
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,251,330
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 5 OF 10 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3304422
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,275,730
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,275,730
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,275,730
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 6 OF 10 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") should be read in conjunction with the Schedule 13D dated July 11, 1996 ("Schedule 13D"); Amendment No. 1 to Schedule 13D dated September 30, 1996 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D dated October 17, 1996 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D dated November 4, 1996 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D dated February 11, 1997 ("Amendment No. 4") and Amendment No. 5 to Schedule 13D dated April 20, 1998 ("Amendment No. 5") (collectively, "Amendment Nos. 1 through 5") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 6 amends the
Schedule 13D, Amendment Nos. 1 through 5 with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     This filing of this Amendment No. 6 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Amendment No. 5 relates to shares of the common stock , par value $1.00 per share (the "Shares") of Salant Corp. (the "Company"). The principal executive offices of the Company are located at 1114 Avenue of the Americas, New York, NY 10036.

ITEM 2.   IDENTITY AND BACKGROUND:

     Paragraphs 1 and 2 in Item 2 are deleted in its entirety and amended as follows:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, DDJ Overseas Corporation, a Cayman Islands corporation and DDJ Galileo, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Galileo, LLC is general partner of, and DDJ is the investment manager for, The Galileo Fund, L.P. DDJ Galileo owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp.

     The Shares described herein are owned by one or more of The Galileo Fund, L.P. and DDJ Overseas Corp. (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. are located at 141 Linden Street, Suite 4,

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 7 OF 10 PAGES

Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbour Centre, George Town, Post Office Box 896, Grand Cayman Islands.


ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as follows:

     The Funds, which own or owned Shares purchased an aggregate of 1,275,730 Shares for cash in the amount of approximately $4,769,337.92 including brokerage commissions. All of 24,400 Shares owned by The Galileo Fund, L.P. were purchased for cash and all of the 1,251,330 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

     Shares sold by the Funds since April 21, 1998 are set forth on the attached Schedule B.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as follows:

     (a) The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P. 24,400 Shares, or approximately .2% of the outstanding Shares of the Company. DDJ Overseas Corp. owns, and DDJ, as investment manager for DDJ Overseas Corp. beneficially owns 1,251,330 Shares or approximately 8.4% of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 1,275,730 Shares, or approximately 8.5% of the outstanding Shares of the Company. Judy K. Mencher, a Member of DDJ and DDJ Galileo, LLC and a Vice President of DDJ Overseas Corp. beneficially owns 3,000 Shares representing .0%. She has sole power to vote and to dispose of 1,500 Shares; and both she and the beneficiary of the account each have sole power to vote and to dispose of 1,500 Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best of knowledge of DDJ and DDJ Affiliates, with the exception of Ms. Mencher, none of the persons named in Schedule A, beneficially own any other Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Not Applicable.

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 8 OF 10 PAGES



                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Judy K. Mencher
     --------------------------------
     Judy K. Mencher
     Member

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 9 OF 10 PAGES



                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of DDJ Overseas Corp. and Mr. Austin is set forth in Item 2. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U. S. citizens. Mr. Austin and Mr. Hunter are Cayman Islands citizen.


NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

Daniel G. HarmetzPrincipal of DDJ Capital Management, LLC, DDJ Galileo, LLC and
                 DDJ Copernicus, LLC

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC and DDJ Copernicus, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.

Michael Austin   Director of DDJ Overseas Corporation, Director of Kepler
                 Overseas Corp.; Corporate Director

Dennis Hunter    Director of Kepler Overseas Corporation; Managing Director of
                 Queensgate Bank

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 10 OF 10 PAGES


                                   SCHEDULE B
                                   ===========

SALANT CORP.
======================

     Set forth below is an itemization of all sales of Shares of Common Stock since April 21, 1998. The transactions were made for cash in open market transactions.

          TYPE:
          PURCHASE                       AGGREGATE
DATE      OR SALE        SHARES              PRICE



4/23/98   SALE         (15,000)        ($10,012.15)
4/29/98   SALE         (30,500)        ($20,513.59)
4/30/98   SALE         (13,000)         ($8,801.99)
5/1/98    SALE          (3,500)         ($2,336.16)
5/4/98    SALE         (25,000)        ($16,686.92)
5/7/98    SALE         (10,800)         ($7,208.75)
5/11/98   SALE          (5,000)         ($3,337.38)
5/12/98   SALE         (20,000)        ($13,349.54)
5/14/98   SALE            (550)           ($332.74)
5/14/98   SALE          (4,550)         ($2,752.65)
5/19/98   SALE        (150,000)        ($81,372.18)
5/20/98   SALE         (19,700)        ($11,918.08)
5/21/98   SALE         (39,000)        ($23,594.18)
5/22/98   SALE            (400)           ($241.99)